                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.   Investment Company Act File Number:             Date examination completed:
     811-21145                                                    March 31, 2010

2.   State Identification Number:

AL                 AK   AZ   AR            CA   CO
CT                 DE   DC   FL            GA   HI
ID                 IL   IN   IA            KS   KY
LA                 ME   MD   MA            MI   MN
MS                 MO   MT   NE            NV   NH
NJ                 NM   NY   NC            ND   OH
OK                 OR   PA   RI            SC   SD
TN                 TX   UT   VT            VA   WA
WV                 WI   WY   PUERTO RICO
Other (specify): [ ]

3.   Exact name of investment company as specified in registration statement:
     SPDR Index Shares Funds

4. Address of principal executive office: (number, street, city, state, zip code) 1 Lincoln Street, Boston, MA 02111

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
SPDR Index Shares Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that SPDR Index Shares Funds (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "1940 Act") as of March 31, 2010. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2010 and with respect to agreement of security purchases and sales, for the period from February 28, 2010 (the date of our last examination), through March 31, 2010:

     - Confirmation of all securities held in book entry form at the Depository Trust Company and International Depositories. For such securities, review of all reconciliations of the security positions recorded at State Street Bank and Trust Company, the Trust's custodian (the "Custodian"), to the positions held in omnibus form for the Custodian's account at the Depository Trust Company and International Depositories;

     - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents, or subsequent cash activity where replies from brokers were not received;

     - Reconciliation of all such securities to the books and records of the Trust and the Custodian; and

     - Agreement of a sample of investment purchases and security sales or maturities during the period February 28, 2010 to March 31, 2010 from the books and records of the Trust to broker confirmations, or subsequent cash activity, where replies from brokers were not received.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the 1940 Act as of March 31, 2010 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of SPDR Index Shares Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
August 18, 2010

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of SPDR Index Shares Funds (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2010, and from February 28, 2010 through March 31, 2010.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2010, and from February 28, 2010 through March 31, 2010, with respect to securities reflected in the investment accounts of the Trust.

SPDR INDEX SHARES FUNDS

/s/ Gary L. French
Treasurer
August 18, 2010